Communications Management Software



Veramark Technologies, Inc.

2002 ANNUAL REPORT

Corporate Profile

(NASDAQ:VERA.OB)

Since it's founding in 1983, Veramark has been the world's leading provider of call accounting and telemanagement systems, having sold over 96,000 such systems to customers in over 85 countries. Through dynamic reporting tools our clients can manage and control use of telecommunications services and assets for single or multi-site organizations with as few as 20 or as many as 100,000 employees.

Our portfolio of products and services includes both licensed software and hosted applications. The software employs web-based and client-server architectures running on Microsoft Windows NT, Windows 2000 Professional and Windows XP.

Veramark's primary offering is call accounting software which collects, stores, and processes information about calls made or received by a business telephone system. Using a wide variety of reports, our call accounting systems provide easy access to comprehensive information regarding telephone usage. This information is then applied to reduce telecommunications expenses, manage productivity, allocate expenses, analyze call traffic patterns, detect telecom fraud, and enhance business security.



Our enterprise telemanagement software suite provides a comprehensive set of modules that include a comprehensive directory system, call accounting, toll fraud detection, carrier bill reconciliation, consolidated billing, inventory/asset management, work order management, and industry leading cable management. These applications can be licensed individually or combined as needed to form an integrated solution that is customized to the business environment. System users are typically Fortune 500 businesses, government, military, health care or financial organizations.

LETTER TO THE SHAREHOLDERS

2002 was the third consecutive year of challenge for your Company, the economy and for our country. Under these difficult circumstances, our continuing strategy has been to first focus on keeping your Company financially viable and second, to position it to meet market demands and opportunities when this capital spending depression finally comes to an end. We will do that by continuing to improve our current products, by developing new products, and expanding our distribution channels.

In 2002, we executed our strategy with numerous positive results. On the financial side:

- At year-end, we were cash positive by approximately $300,000, and available cash resources (including $1,600,000 of cash value in Company owned insurance policies) totaled $3,200,000.
- Additionally, your Company continues to remain debt free. Operating expenses were reduced. Comparing 2002 to 2001, after adjusting for software development costs which had been capitalized in 2001, operating expense reductions were in excess of 21% or over $2,800,000.
- Our year ending backlog was $3,507,426, an increase of 68% over 2001. In large measure our increased backlog is directly attributed to the growth of our post-sale software maintenance business.



We also took steps to strengthen our product line, our organization, and our distribution channels. Highlights of these activities included:

- The introduction of our eCAS™ call accounting product took root in the sales channels in late January of 2002 and proved highly successful. Despite the depression in capital spending, we sold approximately 1,400 eCAS systems, mostly to new customers, and grew our core call accounting business by 16%.
- Veramark's eCAS system remains the world's only totally web-based call accounting system. Major enterprises purchasing large eCAS systems during 2002 included:
  - FEMA (Federal Emergency Management Agency)
  - The New York City Fire Department
  - CVS Pharmacies
  - Century 21
  - Mayo Foundation
  - Northern Trust Bank
  - Dreyfus
  - Pepsi
  - US Customs
  - Disney Reservation Center
  - Intuit/Quicken
  - The Library of Congress
  - St. John's University
  - The American Medical Society
  - Convergys
  - Amazon.com
  - JP Morgan Chase
  - Toyota Headquarters
  - University of Phoenix
  - John Deere
  - Sallie Mae
  - Ebay
  - Electronic Data Systems

- During 2002, we focused on developing interfaces between eCAS and the industry's leading IP Telephony platforms. The web-based architecture of the eCAS system makes it a strong complement to IP Telephony systems. The results are an impressive list that has made our eCAS product offering more attractive to leading distribution channels and resellers.
- We currently support the following IP Telephony Switches:
  - Alcatel OmniPCX 4400
  - Avaya Definity One™
  - Avaya IP 600
  - Avaya™ IP Office (a Veramark exclusive)
  - Avaya ECLIPS & Multivantage™
  - Cisco CallManager
  - NEC NEAX 2000 IPS
  - NEC NEAX 2000 IVS
  - Nortel Business Communications Manager
  - Nortel Succession CSE
  - Vertical Networks InstantOffice™

  Looking to the future, we are acutely focused on positioning our products in the emerging IP Telephony market, which is estimated to reach $3.9 billion by 2005. In 2003, we will continue developing IP-PBX interfaces for leading switch manufacturers, with the objective of providing Veramark solutions that are compatible with all of the leading IP Switches.
- In June 2002, we hired a new Vice President of Sales, to help us grow revenues and expand our channels to market. Since his arrival, our sales teams have been reorganized and redirected to better address the fluid nature of our marketplace.

The investments we've made in the eCAS system, combined with increasing support of converged IP Telephony networks and the addition of our Vice President of Sales, have proven invaluable in terms of strengthening our existing distribution relationships and opening doors to new opportunities. Evidence of this is Veramark's ability to lay the groundwork for several new significant distribution partnerships in late 2002; that upon execution will represent the first time that Veramark's products have been accepted and sold through non-telephony specific channels to market. The primary value proposition of our products — reducing and controlling communications expenses — in a converged network environment, is increasingly compelling when applied across the larger communications network that now includes both voice and IT related communications.

Another area in which we achieved positive results in 2002 is our Hosted or Outsourced Telemanagement Services business, where we achieved a revenue increase of 13% over the previous year. With continuing pressure for companies to reduce operating expenses, we see significant potential for growth in this area of our business and are committed to increasing our offerings and penetration of this market.

In the large business enterprise market, we experienced a significant reduction in sales during 2002. Companies in this market segment were, and remain, extremely slow in committing to software purchases that exceed $50,000. Despite this reality, the following companies purchased major Quantum Series™ systems during the year:

- First Data Corporation
- McChord Air Force Base
- Rycom
- Northrup Grumman
- Bandag
- Eastern Washington University



To remain competitive in this essential market, we have strengthened our Quantum Series product suite, by introducing version 8.0.130. The latest software version includes enhancements to both the billing and facilities management modules of the product. Of particular note, the Cable-Master system now allows users to manage and track cable conduit paths in addition to cable routes, giving the user complete visibility of their infrastructure.

In the areas over which we have direct control, we have continued to adjust our operating expenses to reflect the reality of the marketplace, without sacrificing the Company's ability to go forward and compete in the future.

- Appropriately, we have given no salary increases, or bonuses, for the past 3 years, and, in fact, imposed a 5% salary reduction on our entire staff. In spite of that fact, we have had a very low voluntary turnover rate.
- Adding to the operating expense reduction was a voluntary reduction in the salaries of the senior management team of 15%.

These actions are indicative of the dedication, belief in the future, and the commitment of the Veramark team to the success of your Company — without which none of the positive achievements we attained would have been possible.

Going forward, we will continue to do everything in our power to return your Company to revenue growth and profitability. We remain dedicated to this task as our number one priority.



David G. Mazzella
President & CEO
Chairman of the Board

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15 (d) of
the Securities Exchange Act of 1934
For the Fiscal Year Ended December 31, 2002

Commission File Number 0-13898

VERAMARK TECHNOLOGIES, INC.

(Exact Name of Registrant as specified in its Charter)

Delaware	16-1192368
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

3750 Monroe Avenue, Pittsford, NY 14534
(Address of principal executive offices) (Zip Code)

(585) 381-6000
(Registrant's telephone number, including area code)

Securities to be registered pursuant to Section 12(b) of the Act : NONE

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, $.10 Par Value

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any Amendment to this Form 10-K. [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 of 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

YES [x] NO [ ]

Indicate by check mark whether the Registrant is an accelerated filer (as defined by Rule 12b-2 of the Act).

YES [ ] NO [x]

The aggregate market value of the voting stock held by non-affiliates of the registrant as of February 28, 2003 was $3,159,654.

The number of shares of Common Stock, $.10 par value, outstanding on February 28, 2003, was 8,390,734.

BUSINESS

VERAMARK Technologies, Inc. (the "Company" or "VERAMARK") was incorporated originally under the name MOSCOM Corporation, in New York in January 1983 and reincorporated in Delaware in 1984. The Company's name was changed to VERAMARK Technologies, Inc. on June 15, 1998. The Company merged with the privately-owned Angeles Group, Inc. on January 7, 2000.

VERAMARK produces a broad range of telecommunications cost management systems for users of IP-based and circuit-switched private branch exchange (PBX) networks. These systems utilize industry standard databases and dynamic reports to reduce telephone usage costs, identify equipment locations and maintenance status, and eliminate telecom fraud. VERAMARK'S products consist primarily of web-based software applications run on personal computers or servers that use Microsoft Windows NT/Windows 2000 operating systems and Microsoft SQL Server database management. Target end user customers range from small businesses with 20 employees to the largest organizations in industry, government, finance, and health care encompassing hundreds of locations with over 100,000 employees.

VERAMARK is one of the world's leading producers of call accounting systems and has sold, since its incorporation, approximately 96,000 of these systems, and related products, to customers in more than 80 countries. VERAMARK'S call accounting systems are sold through leading manufacturers and resellers of telephone systems including Avaya, Exp@Nets, SBC, Siemens, ScanSource, Westcon, Jenne Communications, Badger Communications, Sprint/North Supply, and Graybar.

In addition to call management, VERAMARK'S enterprise telemanagement systems provide cable management, inventory management, and work order management. Due to their higher levels of complexity and cost, these more comprehensive systems are primarily sold to end-users on a direct basis.

PRODUCTS AND SERVICES

Call Accounting

VERAMARK'S primary products are call accounting systems, which connect to business telephone systems (PBXs, Key Systems, etc...) to collect, store, and rate information on every telephone call made or received.

Call accounting systems give businesses easy access to complete information on telephone usage including the dialed or incoming telephone number, calling or receiving extension, call duration, time of day, destination, trunk used, and cost of each call. All of VERAMARK'S call accounting products provide this essential information in graphical, summary and detailed report formats, without monitoring actual phone conversations.

The primary appeal of call accounting systems is that clients save an average of 10% - 30% through heightened awareness and proactive management. As a result, the cost of a call accounting system can generally be recovered in less than one year through direct expense reduction.

Call accounting systems are purchased and used for many other valuable reasons including:

- Traffic analysis to determine an optimal number of trunks and best long distance carrier configurations;
- Allocating telephone expense to specific cost centers or clients based on actual use;
- Producing revenues by reselling phone services to clients;
- Detecting fraudulent use of the phone system by hackers and unauthorized use of company phones for personal calls or 900 numbers;
- Improving business security through alarms and reports that identify called parties or incoming calls that can threaten employees or the entire organization (e.g., bomb threats) and
- Evaluating employee productivity.

VERAMARK'S eCAS™ Web-based Call Accounting Product was released in October 2001 and was the first and only totally web-based system in the market. The eCAS™ system is being sold in the U.S. market currently, with development planned for the international marketplace in 2003. The eCAS™ software is installed on the client's network and accessed entirely through a standard Internet browser, such as Microsoft Internet Explorer or Netscape Navigator. This architecture allows clients to administer the system from virtually anywhere without the added cost and inconvenience of additional client software. The eCAS™ system's high-performance reporting engine delivers all reports electronically to the Internet browser allowing the user to readily view and manipulate the information, which makes the data more useful for understanding cost, usage, security, and productivity trends. Like its predecessor, Emerald XP™, the eCAS™ system collects and processes call records from up to 100 different remote locations and can be deployed in business environments that range from 20 to 20,000 extensions. Avaya, their distributors, and resellers sell a private label version of the eCAS™ system.

Since its release in 1999, Emerald XP™ software has been sold in the United States, Europe and South America. It supports worldwide call rating, all world currencies, date schemes, privacy policies and general business environments ranging in size from 20 to 20,000 telephone extensions. The Emerald XP™ system is able to collect and process data from up to 100 different remote telephone switches (PBX's) from one central location.

In 2002, with general availability of the eCAS™ system, VERAMARK discontinued sale of the Emerald XP™ in the North American market. Internationally, however, Emerald XP™ is still sold through reseller partners.

Clients with multiple locations use VERAMARK'S Pollable Storage Unit (PSU). It is a solid-state device that collects data from PBXs/Key Systems and stores it until polled by a central eCAS™ or Emerald XP™ system. VERAMARK'S Service Bureau clients also use these devices extensively.

VERAMARK'S UNIX-based call accounting software products are marketed exclusively by Avaya, and Avaya dealers, as an integrated solution with Avaya's smaller telephone systems and application processors.

PBX fraud detection systems address a problem that is estimated to exceed $1 billion annually – the theft of telephone service through PBX "hacking" and employee abuse. All of VERAMARK'S call accounting systems allow businesses to detect potential fraud/abuse through the use of dynamic user-defined criteria that when met or exceeded result in an email alarm. Upon receipt of a fraud alarm, the business can take corrective action to minimize loss. Through use of these products, businesses receive 24-hour protection against fraud.

Quantum Series™

The target market for VERAMARK'S Quantum Series™ product is Fortune 1000 companies and comparably sized organizations in health care, utilities, financial services and government sectors. This flexible and highly modular telemanagement system employs a central directory system and relational database that features user definable database views and customized reports. The suite offers a wide variety of billing and facilities management tools that can be used standalone or combined, thereby allowing clients to customize a solution to their specific business needs. The suite includes:

- **Personnel Directory** links each module to the person who "owns" the part or circuit and associates proper cost allocation to the department. It can maintain personal information as well as pictures. An optional Directory Assistance module, assists phone operators, security, reception or the mail room in rapidly locating employees and services.
- **Call-Master** is a high-performance call accounting module that tracks telephone usage and detects telecommunications fraud/abuse. Of particular interest is the ability to combine data collected from PBXs with data gathered from Carriers or other third parties, using a customized Vendor Data Interface, to be able to capture and track detailed call records directly from vendor bills (from cellular phones, credit card calls and private lines). Typical clients process up to 20 million calls per month collected from upwards of 50 different locations.
- **Phone Bill Management** automates the electronic receipt of bills from local and long distance service providers, merges these billing statements and translates them into an easily-understandable statement of external network charges. The benefit of phone bill management is measurable cost savings through detection of billing errors.
- **Consolidated Billing** provides internal network users and clients with a consolidated bill for network usage, trunk charges, special charges, taxes and other recurring and non-recurring network services. Clients can customize the format of internally generated bills and provide interfaces to General Ledger and Accounts Payable systems.
- **Inventory Management** manages the allocation and maintenance of telephones, LAN equipment, video-conferencing systems and other voice, data and imaging apparatus, along with related warranty cost and vendor information.
- **Cable-Master** manages network connections, tracks circuits and network connectivity throughout a building or campus, provides routing options for new cables, and determines who is affected by a cable break or failure of network resources. The **AutoCAD and Visio interfaces** map network circuit connections to existing facilities drawings.
- **Work Order/Trouble Ticket** accelerates the provisioning of network service changes, improves the accuracy of requests for moves, adds and changes (MACs) and quickly routes trouble reports to the appropriate network technicians.

Service Bureau Solutions

For companies that recognize the benefits of telemanagement, but lack the means or desire to utilize internal staff and equipment to perform it, VERAMARK'S Service Bureau provides completely outsourced or partially outsourced Applications Solutions Provider (ASP) models. Using the same telemanagement tools developed by VERAMARK for licensed software customers, the Service Bureau can remotely poll, process and report on telecommunications activity and data, then provide comprehensive reports and analysis in a variety of formats. Service Bureau customers can access their data remotely and securely by Internet login, email, fax, or CD-ROM. Service Bureau customers generally sign multi-year contracts and pay for services monthly based on the number of call records processed.

Professional Services and Maintenance

To varying degrees all of the Company's products offer an opportunity to provide professional services to customers on a fee basis. These sales typically include installation, implementation and training services; and often include software customization and data conversion services. The vast majority of active users of VERAMARK'S products pay an annual maintenance fee, which entitles the user to post warranty support via telephone or modem, and new software service pack releases. Annual fees for maintenance range from 15-30% of the original software license fee, depending upon the hours and priority of support and whether a distributor plays an intermediary support role.

MARKETING AND SALES

VERAMARK'S marketing and sales personnel are located at its headquarters in Pittsford, New York and 7 locations throughout the United States.

VERAMARK'S marketing and distribution strategy is founded on building mutually beneficial relationships with companies that provide established distribution networks. The nature of the relationship varies depending on the product and market. For some, VERAMARK develops and manufactures customized products under a private label while others resell VERAMARK'S products.

VERAMARK'S marketing strategy is focused upon telephone switch vendors, equipment and system resellers, system integrators, consultants, and providers of telephone services. A partial listing of companies private labeling or reselling Veramark products follows:

Telecommunications Equipment Manufacturers

- Avaya
- Siemens

Distributors

- Badger Communications
- Exp@nets
- Graybar
- Jenne Communications
- Scansource
- Westcon
- Solitaire Communications, Ltd.
- Sprint/North Supply

Telephone Service Providers

- SBC
- AT&T

NEW PRODUCT DEVELOPMENT

VERAMARK is currently pursuing several opportunities to expand its telemanagement lines and to offer products for related markets.

Software development costs, meeting recoverability tests, are capitalized in accordance with Statement of Financial Accounting Standards No. 86 when technological feasibility has been established for the software. The costs capitalized are amortized on a product-by-product basis over its estimated life, or the ratio of current revenues to current and anticipated revenues from such software, whichever provides the greater amortization. The Company periodically records adjustments to write down certain capitalized costs to their net realizable value.

BACKLOG

At December 31, 2002, Veramark had a backlog of $3,507,426, all of which is expected to be recognized as revenue during 2003. Backlog as of December 31, 2001 was $2,084,791. Backlog is not deemed to be a material indicator of 2003 revenues.

The Company's policy is to recognize orders only upon receipt of firm purchase orders.

COMPETITION

The telecommunications management industry is highly competitive and highly fragmented. The number of domestic suppliers of telemanagement systems for business users is estimated to exceed 100 companies. The vast majority of those are regional firms with limited product lines and limited sales and development resources. Several competitors are established companies that are able to compete with VERAMARK on a national and international basis.

With respect to all of VERAMARK'S products, some competing firms have greater name recognition and more financial, marketing and technological resources than VERAMARK. Competition in the industry is based on price, product performance, breadth of product line and customer service. VERAMARK believes its products are priced competitively based upon their performance and functionality. However, VERAMARK does not strive to be consistently the lowest priced supplier in its markets. Historically, prices for application software have declined rapidly in the face of competition. Increased competition for the Company's software products could adversely affect the Company's sales volume and profits.

MANUFACTURING

VERAMARK assembles its products from components purchased from a large variety of suppliers. Wherever feasible, the Company secures multiple sources.

VERAMARK offers warranty coverage on all its products for 90 days or one year on parts and 90 days on labor. Customer support services are offered at the Pittsford, New York and Westlake Village, California facilities.

EMPLOYEES

As of December 31, 2002, VERAMARK employed 101 full-time personnel. VERAMARK'S employees are not represented by any labor unions.

PROPERTIES

The Company's principal administrative office and manufacturing facility is located in a one-story building in Pittsford, New York. VERAMARK presently leases approximately 65,000 square feet of the building, of which approximately 8,600 square feet is currently sub-let. The term of the lease expires on October 31, 2007.

The Company also occupies 9,453 square feet of a building in Westlake Village, California, pursuant to a lease that expires on February 28, 2004.

LEGAL PROCEEDINGS

There are no material pending legal proceedings to which the Company is a party or of which any of its property is the subject.

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

VERAMARK Common Stock, $0.10 par value, is traded on the Over The Counter Bulletin Board (OTCBB) (symbol: VERA.OB). As of the opening of business on June 3, 2002, the Company's Common Stock was no longer listed on the NASDAQ Small Cap Market. The following quotations are furnished by NASDAQ for the periods indicated. The quotations reflect inter-dealer prices that do not include retail markups, markdowns or commissions and may not represent actual transactions.

Common Stock Range

	Quarters Ended							
Year	March 31		June 30		September 30		December 31	
	High	Low	High	Low	High	Low	High	Low
2002	$0.90	$0.65	$0.85	$0.50	$0.70	$0.38	$0.65	$0.23
2001	$2.13	$0.69	$1.84	$0.63	$1.30	$0.51	$0.96	$0.42

As of February 28, 2003, there were 574 holders of record of the Company's Common Stock and approximately 2,475 additional beneficial holders.

The Company last paid a dividend on common stock in January 1996. No dividend is planned for 2003.

SELECTED FINANCIAL DATA

Year Ended December 31,

	2002	2001	2000	1999	1998
Net Sales	$ 11,141,507	$ 12,512,690	$ 16,525,357	$ 29,396,688	$ 22,329,113
Net Income (Loss)	$ (2,008,443)	$ (1,802,457)	$ (6,858,645)	$ 2,398,586	$ 1,989,005
Net Income (Loss) per Diluted Share	$ (0.24)	$ (0.22)	$ (0.85)	$ 0.27	$ 0.24
Weighted Average Diluted Shares Outstanding	8,343,155	8,242,615	8,079,281	8,800,662	8,272,609
Total Assets	$ 8,846,712	$ 10,148,837	$ 11,859,330	$ 21,289,282	$ 17,522,034
Long Term Obligations	$ 3,632,400	$ 3,495,210	$ 3,373,399	$ 4,254,483	$ 3,982,847

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

RESULTS OF OPERATIONS 2002 COMPARED WITH 2001

Sales for the quarter ended December 31, 2002 were $2,761,933 as compared to $2,887,218 for the quarter ended December 31, 2001. For the year ended December 31, 2002, the Company's sales were $11,141,507 versus $12,512,690 for the year ended December 31, 2001.

For the quarter ended December 31, 2002, the Company incurred a net loss of $413,415 or $0.05 per diluted share, an improvement of $71,650 from the net loss of $485,065, or $0.06 per diluted share for the same quarter of 2001. For the twelve months ended December 31, 2002, the net loss incurred was $2,008,443, or $0.24 per diluted share as compared with a net loss of $1,802,457, or $0.22 per diluted share, for the twelve months ended December 31, 2001. Results for 2001 included a one-time gain of $315,676 recognized on the sale of the Company's former billing and customer care product line.

Results for the fourth quarter of 2002 continued the pattern seen throughout 2002. Impressive gains in the sales of core call accounting products, being offset by a decline in the sales of larger enterprise level product offerings. For the fourth quarter ended December 31, 2002 sales of call accounting products and services increased by 21% from the sales levels achieved for the fourth quarter of 2001, and for the full year ended December 31, 2002 sales of call accounting products and services increased 16% from the prior year. The increased sales (with over 1,500 systems sold to mostly new customers) demonstrate the wide acceptance of the Company's eCAS™ product launched in late 2001. The eCAS™ product has allowed the Company to broaden its channels of distribution as well as increase sales to existing channels and direct end-user customers. To the Company's knowledge, eCAS™ remains as the only completely web-based solution available in the market today.

Sales of the Company's Quantum Series™ of products, marketed to Fortune 1000 companies, decreased 25% and 23% for the three and twelve month periods ended December 31, 2002, as compared to the same three and twelve months periods of 2001. The decline in sales of enterprise level products continues to be impacted by the ongoing economic recession, particularly in the telecom sector. Customers continue to hold back on their capital spending and continue to delay upgrades to their systems whenever and wherever possible.

While still relatively modest in terms of current revenues, the Company continues to promote its capability to provide outsourced telemanagement solutions to those that recognize the benefits of telemanagement, but lack the means or desire to utilize internal staff or equipment to perform it. Using the same telemanagement tools developed for software customers, the Company can remotely poll, process, and report on telecommunications activity and data. Service Bureau customers can access standard, as well as customized, reports by e-mail, fax, web or CD-ROM. Customers typically sign multi-year contracts and pay for services monthly, based on the number of call records processed. In late December 2002, the Company signed a two-year agreement with Fleet National Bank to provide a number of call accounting services and related processing services for use in its operations. Fleet Bank joins a client list that includes Prudential Insurance, Travelers Insurance and Equistar. For the year ended December 31, 2002, service bureau revenues accounted for 4% of total sales.

The Company continues to generate an increasingly larger percentage of its sales from a variety of service and support activities. These activities include installation, training, customization and consulting services, as well as maintenance and support. For the year ended December 31, 2002, service and support activities accounted for 60% of total sales, as compared with 52% of total sales for the year ended December 31, 2001.

The gross profit margin for the quarter ended December 31, 2002, was $2,187,474 or 79% of sales, as compared to a gross profit margin of $2,322,887, representing 80% for the quarter ended December 31, 2001. For the year ended December 31, 2002, the gross profit margin of $8,845,080 or 79% compared with a gross profit margin of $10,345,775, or 83% for the year ended December 31, 2001. The decline in profit margins as a percentage of sales reflect higher amortization costs in 2002 versus those recognized in 2001, the result of amortizing previously capitalized costs associated with the development of the eCAS™ product.

Net engineering and software development expenses for the twelve months ended December 31, 2002, of $2,868,188 represents a decrease of 3% from the net engineering and software development expenses of $2,946,350 incurred for the twelve months ended December 31, 2001. However, as the below table highlights, gross expenditures for engineering and software development expenses for 2002, were reduced by 30% from the prior year level of $4,108,238.

	2002	2001
Gross Expenditures for Engineering and Software Development	$ 2,868,188	$ 4,108,238
Less: Software Development Costs Capitalized	–	(1,161,888)
Net Expenditures for Engineering and Software Development	2,868,188	2,946,350
Plus: Software Development Costs Amortized and Charged to Cost of Sales	915,102	605,460
Total Expense Recognized	$ 3,783,290	$ 3,551,810

Selling, general and administrative expenses of $8,002,936 for the twelve months ended December 31, 2002, were reduced 16% from the spending incurred for the twelve months ended December 31, 2001 of $9,587,099. A breakdown of expenses by functional area for the years ended December 31, 2002 and 2001 follows:

	2002	2001
Marketing/Product Management	$ 760,359	$ 962,593
Sales	2,398,276	3,063,533
Sales Support and Service	2,583,116	3,214,953
Administration	2,261,185	2,346,020
	$ 8,002,936	$ 9,587,099

The Company continues to monitor operating expenses carefully, as well as search for additional operating efficiencies in these challenging economic times. As of December 31, 2002, the Company employed 101 full-time employees versus 118 employees at December 31, 2001.

RESULTS OF OPERATIONS 2001 COMPARED WITH 2000

Like many others in the telecommunications industry, the Company's sales for 2001 were adversely impacted throughout the year by the continued weakness of the overall global economy. Sales for the quarter ended December 31, 2001 were $2,887,218 as compared to $3,609,955 for the quarter ended December 31, 2000, a decrease of 20%. For the year ended December 31, 2001, sales totaled $12,512,690, which represented a decrease of 24% from sales of $16,525,357 for the year ended December 31, 2000.

For the quarter ended December 31, 2001, the Company incurred a net loss of $485,065, or $0.06 per share, as compared to a net loss of $484,042, or $0.06 per share, for the quarter ended December 31, 2000. For the full year ended December 31, 2001, the Company's net loss of $1,802,457, or $0.22 per share, was significantly reduced from the net loss of $6,858,645, or $0.85 per share, for the year ended December 31, 2000.

Sales of the Company's core call accounting products for the year ended December 31, 2001, declined 31% from the sales recognized for the year ended December 31, 2000, representing 42% of 2001 sales, and 46% of total 2000 sales. Call accounting sales for 2001 continued to be negatively impacted by Lucent Technologies' decision in early 2000 to exit the PBX switch market through the sale of one business unit to Exp@nets and the creation of Avaya Communications. The Company has successfully retained the business of these successors to the Lucent PBX market, including several Avaya master dealer channels. While the Company has seen steady growth throughout 2001 through the Exp@nets and Avaya master distributor channels, direct sales to Avaya itself have been lower than expected. A number of recent developments however, lead the Company to believe that telemanagement sales in 2002 have the potential to exceed those achieved in 2001. Among those developments are:

- In October of 2001, the Company announced the release of a major new product, eCAS™. This new telemanagement system is the first entirely web-based product of its type in the market and provides small to large businesses with a powerful and easy-to-use method for controlling telecom-related expenses, managing staff productivity, and providing enhanced security. The eCAS™ software is designed for use in single or multi-switch environments and is compatible with traditional PBX's, key systems and hybrid communication systems from all leading manufacturers. It is also compatible with IP-PBX's from leading suppliers such as Avaya and Cisco. Initial shipments of eCAS™ began in limited quantities during the fourth quarter of 2001, and the reception of customers has been favorable.

- On January 7, 2002, the Company announced the signing of a three-year distribution agreement with SBC, one of the worlds largest communications companies. This new agreement includes the entire portfolio of VERAMARK'S product offerings and covers all of SBC's regional operating groups, including Ameritech, Pac Bell, Southwestern Bell, Southern New England Telephone, and Nevada Bell. Sales through this new channel are expected to begin late in the first quarter of 2002.
- On January 29, 2002, the Company announced the start of a cooperative software trial program with Siemens Communications Limited ("Siemens") and Solitaire Communications Limited ("Solitaire") in the United Kingdom. Siemens will provide a free 90-day trial version of Emerald XP™ software with every HiPath 3500 and 3700 series switch it sells in the UK. Solitaire, the Company's UK-based distributor, will provide direct localized support to Siemens, their dealers, and ultimately end-users that require assistance during the trial period, application training and post-trial support. During the trial period customers will be able to obtain valuable call management reports that demonstrate calling trends, measure employee productivity, and easily allocate telecom costs across the organization. It is an excellent solution for professional services, call centers, and general businesses. At any time during the trial, the customer has the option to license the software off the Internet and continue use of the system without interruption. The Company also expects that this program will be expanded to include the new eCAS™ solution following international certification in late 2002.

Sales of the Company's Enterprise/OSS products, Quantum and DNT, decreased 3% for the year ended December 31, 2001 from the prior year and accounted for 47% of total 2001 sales, versus 37% of total sales for 2000. The Company's Quantum Series™ of products offer premise-based solutions for small to large enterprises in all industries. Features of Quantum include call accounting, tie-line reconciliation, phone bill consolidation and validation, assets and facilities management, cable management, toll fraud, web query, and interface to Auto Cad, among other features. During the fourth quarter of 2001, the Company announced the receipt of a number of significant orders for Quantum Series™ products from a diversified group of customers. These customers included a global financial services group, an internationally known insurance company, a major defense contractor, and a United States military base. Portions of the revenue associated with these contracts will be recognized over the first four months of 2002 as installations and related services occur.

Sales of the Company's Centrex and Virtual Private Network product offering, Info/MDR declined 29% for the year ended December 31, 2001 from 2000 levels, and accounted for 6% of total sales in both years.

Sales generated by the Company's Service Bureau operation in 2001 increased 16% over sales in 2000. The Company plans to more aggressively market out-sourced solutions to its customer base in 2002, providing another option for potential customers who desire a wide variety of telemanagement services, but lack the means or internal staff to deliver them. The Company's current Service Bureau offerings allow clients to remotely poll, process, and report on telecommunication activity and data, and then provides standard or customized reports by email, fax or CD-Rom.

The Company has seen a larger percentage of its sales being generated from a variety of service and support activities over the last two years. These activities include installation, training, customization and consulting services, as well as maintenance and support. For the quarter ended December 31, 2001, service revenues accounted for 59% of total sales, versus 46% for the same quarter of 2000. For the year ended December 31, 2001, service and support activities accounted for 52% of total sales as compared with 46% of total sales for the year ended December 31, 2000.

The gross profit margin for the quarter ended December 31, 2001 was $2,322,887 or 80% of sales, as compared to a gross profit margin of $2,905,345, also representing 80% for the quarter ended December 31, 2000. For the year ended December 31, 2001, the gross profit margin of $10,345,775 or 83% compared with a gross profit margin of $13,396,481, or 81% for the year ended December 31, 2000.

The Company continued to reduce its operating expenses during 2001 through a combination of staff reductions, a tightening of controls over discretionary expenses, and a streamlining and consolidation of certain functional areas. Employment at December 31, 2001 totaled 118 versus 174 at December 31, 2000. As a result of these cost-cutting initiatives, operating expenses of $2,813,000 for the fourth quarter of 2001 were 20% lower than the $3,512,000 of operating expenses incurred during the fourth quarter of 2000. For the year ended December 31, 2001, operating expenses were reduced by 37% to $12,553,449 from the operating expenses incurred for the year ended December 31, 2000 of $19,812,644.

Net engineering and software development expenses for the year ended December 31, 2001 of $2,946,350 decreased 43% from $5,145,352 for the year ended December 31, 2000. A significant portion of the decrease in engineering and software development expense is attributable to the sale of the Verabill product line in March 2001, the effect of which greatly reduced the amount of engineering resources required.

The table below summarizes gross engineering and software development expenses, software development costs capitalized, net engineering and software development costs, and the amount of previously capitalized expenditures amortized and charged to cost of sales, for the years ended December 31, 2001 and 2000.

	2001	2000
Gross Expenditures for Engineering and Software Development	$ 4,108,238	$ 6,047,731
Less: Software Development Costs Capitalized	(1,161,888)	(902,379)
Net Expenditures for Engineering and Software Development	2,946,350	5,145,352
Plus: Software Development Costs Amortized and Charged to Cost of Sales	605,460	1,020,134
Total Expense Recognized	$ 3,551,810	$ 6,165,486

Selling, general and administrative expenses incurred for the year ended December 31, 2001 of $9,587,099 represents a reduction of $5,080,193 or 35% from the $14,667,292 of selling, general and administrative expenses incurred for the year ended December 31, 2000. A comparison of these expenses by functional area for the years ended December 31, 2001 and 2000 follows:

	2001	2000
Marketing/Product Management	$ 962,593	$ 2,670,988
Sales	3,063,533	3,477,004
Sales Support and Service	3,214,953	5,171,576
Administration	2,346,020	3,347,724
	$ 9,587,099	$14,667,292

On March 26, 2001, the Company completed the sale of Verabill, its billing and customer care product line, to MIND CTI Ltd. of Yokneam, Israel. The net proceeds from the sale were $941,000, representing cash received at closing of $1,000,000, less transaction related fees and expenses of $59,000. After all fees, expenses, and the write-off of remaining capitalized software associated with the Verabill product line, the Company recognized a net gain on the transaction of $315,676, which is reported as other income on the Company's 2001 statement of operations.

LIQUIDITY AND CAPITAL RESOURCES

The Company's total cash position at December 31, 2002, which includes cash in operating accounts and short-term investments, was $1,547,876. This represents a positive cash flow of $297,089 from the total cash position of $1,250,787 at December 31, 2001. In addition to the cash balances referenced above, the Company has access to the accumulated cash surrender values of company-owned life insurance policies available to fund operations should it become necessary. As of December 31, 2002, the cash surrender values of these policies, which are included in the Pension Assets category of the Company's Balance Sheet, total approximately $1.6 million dollars, as compared with approximately $1.3 million dollars at December 31, 2001.

Accounts receivable at December 31, 2002 were $1,135,776, which compared with an accounts receivable balance of $1,622,846 at December 31, 2001. The decline in accounts receivable is attributable to a combination of lower sales volumes realized during 2002 as compared to 2001, as well as a continued focus on credit and collection activities throughout the year. As a result, the Company reduced its allowance for doubtful accounts from $139,000 at December 31, 2001 to $80,000 at December 31, 2002.

Inventories of $92,276 at December 31, 2002 were reduced from $155,159 at December 31, 2001. The Company no longer produces a product that includes a hardware component and, as a result, the stocking of electronic parts and components is no longer required.

Prepaid expenses at December 31, 2002 total $182,630, versus $76,175 at December 31, 2001. The December 31, 2002 balance consists primarily of payments made prior to December 31, 2002 for business insurance policies and maintenance contracts, portions of which extend into calendar year 2003.

Expenditures for the purchase of capital equipment for the year ended December 31, 2002, totaled $38,608. This compared with total capital spending of $22,395 for the year ended December 31, 2001. The Company continues to monitor capital expenditures closely and deferring purchases where possible, until the Company's financial results begin to show sustained improvement. The Company does, however, anticipate an increase in capital spending during 2003 primarily to upgrade its product development capabilities.

At December 31, 2002 the value of previously incurred development costs capitalized and included in the Company's balance sheet is $1,590,054, which compares with total capitalized costs of $2,505,156 at December 31, 2001. The decrease reflects the amortization of $915,102 of previously capitalized development costs. No development costs were capitalized during 2002.

Pension Assets of $2,303,580 at December 31, 2002, included the cash values of company-owned life insurance policies, referred to earlier in this report, in addition to an intangible pension asset of approximately $740,000 equal to the unrecognized past service costs of participants in the Company's retirement plan. At December 31, 2001, pension assets totaled $2,119,274.

Current liabilities at December 31, 2002 were $4,043,279, an increase of 9% from the balance of $3,713,231 at December 31, 2001. The most significant increase in current liabilities was deferred revenue which increased by $360,813 from the December 31, 2001 balance of $2,839,332 to $3,200,145 at December 31, 2002, and represents, essentially, sales backlog to the Company. Deferred revenues represent services for which the Company has billed customers, but for which the Company has not yet performed the associated service. These services typically include training, installation, and maintenance and support, and will be recognized as revenues during the subsequent twelve months, as the services are performed. All other current liabilities decreased by approximately $31,000, from December 31, 2001 to December 31, 2002, with accounts payable increasing by $74,401, accrued compensation decreasing by $39,201, and other accrued current liabilities decreasing by $65,965.

Long-term liabilities, which consist of future projected pension obligations and the long-term portion of capital leases increased 4% from December 31, 2001 to December 31, 2002. The company remains free of borrowed bank debt at December 31, 2002, and does not anticipate incurring debt in 2003.

Primarily as a result of the operating loss incurred in 2002, the Company's stockholder equity decreased from $2,940,396 at December 31, 2001 to $1,171,033 at December 31, 2002. During 2002 employees of the Company purchased 67,045 shares of Company stock through the Company sponsored Stock Purchase Plan, at an aggregated cost of $26,567.

Pursuant to Board of Director approval, the remaining principal and interest payable on a loan, in the amount of $106,218, by the Corporation to the President and Chief Executive Officer, was forgiven, and accordingly charged against the Company's Statement of Operations for the year ended December 31, 2002. The loan made in 1997, and due in 2002, was specifically for the purchase of Common Stock of the Corporation. In forgiving the loan, the Board of Directors acknowledged that over the past several years, and currently, the President and Chief Executive Officer had (i) voluntarily reduced his annual salary and otherwise waived the economic value of several benefits to which he was entitled to under his Employment Agreement, and (ii) provided outstanding leadership during a period of downturn and uncertainty in the telecommunications industry.

The Company maintains a private equity line of credit agreement with a single institutional investor. Under the equity line, the Company has the right to sell to the investor, shares of the Company's common stock at a price equal to 94% of the average bid price of the stock for the prior ten trading days. During the term of the agreement the Company may sell up to $6 million of common stock to this investor with no more than $500,000 of common stock in any single month. The Company did not utilize this agreement during 2001 or 2002. The term of this agreement extends through August 31, 2004.

Despite the operating loss incurred during 2002, the Company believes that, at its current reduced operating expenses levels, its cash on hand, and the immediate access to the cash surrender value of current insurance policies referred to earlier, sufficient resources will be available to meet the Company's financial obligations, as well as support its current operating plans.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements requires management to make estimates and assumptions that affect amounts reported therein. The most significant of these involving difficult or complex judgments in 2002 include:

- Revenue recognition; and
- Capitalization of software development costs

In each situation, management is required to make estimates about the effects of matters or future events that are inherently uncertain.

The Company's overall policies with regard to revenue recognition are set forth in *Note 1 – Description of Business and Summary of Significant Accounting Policies*. As noted therein, revenue is recognized based on the terms of sale with the customer. The terms and arrangements vary by product and services provided, owing to the differing nature of the customers and channels. The Company believes its revenue recognition policies are appropriate in all circumstances, and that its policies are reflective of complexities arising from customer arrangements involving such features as maintenance, warranty agreements, license agreements, and other normal course of business arrangements.

As set forth in *Note 1 – Description of Business and Summary of Significant Accounting Policies,* the Company capitalizes software development costs when technological feasibility has been established for the software in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed." Such capitalized costs are amortized on a product-by-product basis over their economic life or the ratio of current revenues to current and anticipated revenues from such software, whichever provides the greater amortization. Should the Company inaccurately determine when a product reaches technological feasibility or the economic life of a product, results could differ materially from those reported. Veramark used what it believes are reasonable assumptions and where applicable, established valuation techniques in making its estimates.

NEW ACCOUNTING PRONOUNCEMENT

In July 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard included lease terminations costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. Previous accounting guidance was provided by EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 replaces EITF Issue No. 94-3. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The company will adopt SFAS No. 146 in the fiscal year beginning January 1, 2003.

FORWARD-LOOKING STATEMENTS

In addition to historical information, certain sections of this Form 10-K may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, such as those that are not in the present or past tense, that discuss the Company's beliefs, expectations or intentions or those pertaining to the Company's operations, markets, products, services, price and performance. Forward-looking statements involve numerous risks and uncertainties. The following factors, among others discussed herein and in the Company's filings under the Securities Exchange Act of 1934, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: economic, competitive, governmental and technological factors, increased operating costs, failure to obtain necessary outside financing, risks related to natural disasters and financial market fluctuations. The success of the Company also depends upon the trends of the economy, including interest rates, income tax laws, governmental regulations, legislation and those risk factors discussed elsewhere in the Company's filings under the Securities Exchange Act of 1934. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date hereof. The Company assumes no obligation to update forward-looking statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has no long-term bank debt obligations. The Company has no foreign currency exchange risk and has no foreign currency exchange contracts.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA:

DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

On November 15, 2002, the Audit committee of the Board of Directors approved the engagement of the accounting firm of Deloitte & Touche LLP as independent accountants for the Registrant for the year ending December 31, 2002 and dismissed its past independent accountants, PricewaterhouseCoopers LLP. Information relating to this change in the Company's independent accountants is incorporated by reference to the Company's report on Form 8-K filed November 21, 2002.

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2002 AND 2001

ASSETS	2002	2001
CURRENT ASSETS:		
Cash and cash equivalents	$ 623,194	$ 633,138
Investments	924,682	617,649
Accounts receivable, trade (net of allowance for doubtful accounts of $80,000 and $139,000)	1,135,776	1,622,846
Inventories	92,276	155,159
Prepaid expenses and other current assets	182,630	76,175
Total current assets	2,958,558	3,104,967
PROPERTY AND EQUIPMENT:		
Cost	6,656,249	6,660,276
Less accumulated depreciation	(5,404,203)	(4,911,570)
Property and equipment, net	1,252,046	1,748,706
OTHER ASSETS:		
Software development costs (net of accumulated amortization of $2,985,453 and $2,070,351)	1,590,054	2,505,156
Pension and related assets	2,303,580	2,119,274
Deposits and other assets	742,474	670,734
Total other assets	4,636,108	5,295,164
TOTAL ASSETS	$ 8,846,712	$ 10,148,837

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS DECEMBER 31, 2002 AND 2001

LIABILITIES AND STOCKHOLDERS' EQUITY	2002	2001
CURRENT LIABILITIES:		
Accounts payable	$ 265,184	$ 190,783
Accrued compensation and related taxes	392,808	432,009
Deferred revenue	3,200,145	2,839,332
Capital lease obligation	17,334	15,429
Other accrued liabilities	167,808	235,678
Total current liabilities	4,043,279	3,713,231
Long-term portion of capital leases	7,400	25,171
Pension obligation	3,625,000	3,470,039
Total liabilities	7,675,679	7,208,441
STOCKHOLDERS' EQUITY:		
Common stock, par value, $0.10; shares authorized, 40,000,000; 8,470,959 shares and 8,403,914 shares issued	847,096	840,391
Additional paid-in capital	21,686,196	21,541,650
Accumulated deficit	(20,976,502)	(18,968,059)
Treasury stock (80,225 shares at cost)	(385,757)	(385,757)
Note receivable for common stock	–	(87,829)
Total stockholders' equity	1,171,033	2,940,396
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 8,846,712	$ 10,148,837

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
NET SALES			
Product Sales	$ 4,508,859	$ 5,952,275	$ 8,967,353
Service Sales	6,632,648	6,560,415	7,558,004
Total Net Sales	11,141,507	12,512,690	16,525,357
COSTS AND OPERATING EXPENSES			
Cost of sales	2,296,427	2,166,915	3,128,876
Engineering and software development	2,868,188	2,946,350	5,145,352
Selling, general and administrative	8,002,936	9,587,099	14,667,292
Other expenses	–	–	598,942
Total costs and operating expenses	13,167,551	14,700,364	23,540,462
LOSS FROM OPERATIONS	(2,026,044)	(2,187,674)	(7,015,105)
INTEREST INCOME	17,601	69,541	156,460
OTHER INCOME	–	315,676	–
LOSS BEFORE INCOME TAXES	(2,008,443)	(1,802,457)	(6,858,645)
INCOME TAXES	–	–	–
NET LOSS	$ (2,008,443)	$ (1,802,457)	$ (6,858,645)
NET LOSS PER SHARE			
Basic	$ (0.24)	$ (0.22)	$ (0.85)
Diluted	$ (0.24)	$ (0.22)	$ (0.85)
WEIGHTED AVERAGE SHARES OUTSTANDING (BASIC)	8,343,155	8,242,615	8,079,281
WEIGHTED AVERAGE SHARES OUTSTANDING (DILUTED)	8,343,155	8,242,615	8,079,281

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	Common Stock		Additional	Accumulated	Treasury	Note Receivable	Total
	Shares	Par Value	Paid-in Capital	Deficit	Stock	For Common Stock	Stockholders' Equity
BALANCE - December 31, 1999	8,063,448	$814,367	$20,715,612	$(10,306,957)	$(385,757)	$(87,829)	$10,749,436
Liquidation of Warrants Issued	–	–	(163,589)	–	–	–	(163,589)
Sale of Stock	8,400	840	22,848	–	–	–	23,688
Exercise of stock options and warrants	20,536	2,054	54,790	–	–	–	56,844
Stock Purchase Plan	96,525	9,652	97,792	–	–	–	107,444
Compensation Expenses - stock options	–	–	440,086	–	–	–	440,086
Fair Value of Warrants Issued	–	–	70,000	–	–	–	70,000
Net loss	–	–	–	(6,858,645)	–	–	(6,858,645)
BALANCE - December 31, 2000	8,188,909	$826,913	$21,237,539	$(17,165,602)	$(385,757)	$(87,829)	$ 4,425,264
Stock Purchase Plan	134,780	13,478	72,186	–	–	–	85,664
Compensation Expenses - stock options	–	–	231,925	–	–	–	231,925
Net loss	–	–	–	(1,802,457)	–	–	(1,802,457)
BALANCE - December 31, 2001	8,323,689	$840,391	$21,541,650	$(18,968,059)	$(385,757)	$(87,829)	$ 2,940,396
Stock Purchase Plan	67,045	6,705	19,862	–	–	–	26,567
Compensation Expenses - stock options	–	–	124,684	–	–	–	124,684
Reduction in note receivable - common stock	–	–	–	–	–	87,829	87,829
Net loss	–	–	–	(2,008,443)	–	–	(2,008,443)
BALANCE - December 31, 2002	8,390,734	$847,096	$21,686,196	$(20,976,502)	$(385,757)	$ –	$ 1,171,033

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

	2002	2001	2000
OPERATING ACTIVITIES:			
Net loss	$ (2,008,443)	$ (1,802,457)	$ (6,858,645)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:			
Depreciation and amortization	1,450,352	1,404,213	1,905,776
Provision for bad debts	(15,738)	(35,854)	4,000
Reduction of note receivable for common stock	87,829	–	–
Compensation expense – stock options	124,684	231,925	440,086
Provision for inventory obsolescence	73,000	21,295	139,996
Loss on disposal of fixed assets	18	5,691	18,839
Fair value of warrants issued	–	–	70,000
Gain on sale of Verabill	–	(315,676)	–
Changes in assets and liabilities:			
Accounts receivable, trade	502,808	517,513	1,712,739
Inventories, net	(10,117)	155,549	85,124
Prepaid expenses and other current assets	(106,455)	20,161	336,649
Deposits and other assets	(256,046)	(123,032)	(265,237)
Accounts payable	74,401	(194,996)	(442,058)
Accrued compensation and related taxes	(39,201)	(128,642)	(854,302)
Deferred revenue	360,813	663,346	(862,740)
Other accrued liabilities	(67,870)	(601,011)	(65,596)
Pension obligation	154,961	138,222	288,046
Net cash provided by (used in) operating activities	324,996	(43,753)	(4,347,323)
INVESTING ACTIVITY:			
(Purchase) sale of investments	(307,033)	(223,196)	4,742,815
Additions to property and equipment	(38,608)	(22,395)	(334,038)
Capitalized software development costs	–	(1,161,888)	(902,379)
Proceeds on sale of Verabill, net of selling expenses	–	941,000	–
Net cash (used in) provided by investing activities	(345,641)	(466,479)	3,506,398
FINANCING ACTIVITIES:			
Repayment of note payable	–	–	(1,100,000)
Repayment of capital lease obligation	(15,866)	(14,715)	(69,130)
Proceeds from sale of stock	–	–	23,688
Exercise of stock options and warrants	–	–	56,844
Employee stock purchase plan	26,567	85,664	107,444
Net cash provided by (used in) financing activities	10,701	70,949	(981,154)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(9,944)	(439,283)	(1,822,079)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	633,138	1,072,421	2,894,500
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 623,194**	**$ 633,138**	**$ 1,072,421**

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1. DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of business — The accompanying consolidated financial statements include the accounts of VERAMARK Technologies, Inc. (the Company) and The Angeles Group Division ("TAG"). All significant intercompany accounts and transactions have been eliminated. The Company designs and produces telecommunication management and billing systems for users and providers of telecommunication services in the global market. The Company operates in one segment.

Estimates — The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The consolidated financial statements include management's best estimates of the net realizable value of software development costs. Accordingly, the Company periodically records adjustments to write down the carrying value of software development costs to their net realizable value. The amounts the Company will ultimately realize could differ materially from the carrying value of the software development costs.

Cash and cash equivalents — The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Investments — The Company records its investments in accordance with SFAS No. 115, "Investments in Certain Debt and Equity Securities." As of December 31, 2002 and 2001, the Company has classified its portfolio as available-for-sale securities. At December 31, 2002 and 2001 the carrying value of investments approximated fair market value.

Investments at December 31, 2002 and 2001 consisted of the following:

	2002	2001
Bond Funds	$ 795,978	$ 617,649
US Government Securities	128,704	–
	$ 924,682	$ 617,649

The contractual maturities of the Company's investments as of December 31, 2002 are primarily due within one year.

Concentrations of credit risk — Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of investments and accounts receivable. The Company places its cash and investments with quality financial institutions and, by policy, limits the amount of investment exposure to any one financial institution. The Company has not experienced any losses to date on its invested cash and investments.

The Company's customers are not concentrated in any specific geographic region, but are concentrated in the telecommunications industry. As of December 31, 2002, one customer in this industry accounted for approximately $192,000 of the total accounts receivable balance. As of December 31, 2001, a different customer accounted for approximately $133,000 of the total accounts receivable balance. The Company performs ongoing credit evaluations of its customers' financial conditions but does not require collateral to support customer receivables. The Company establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of specific customers, historical trends and other information.

Inventories are stated at the lower of cost (first-in, first-out) or market. The Company evaluates the net realizable value of inventory on hand considering deterioration, obsolescence, replacement costs and other pertinent factors, and records adjustments as necessary.

Property and equipment is recorded at cost and depreciated on a straight-line basis using the following useful lives:

Computer hardware and software	3-5 years
Machinery and equipment	4-7 years
Furniture and fixtures	5-10 years
Leasehold improvements	Term of lease

All maintenance and repair costs are charged to operations as incurred. The cost and accumulated depreciation for property and equipment sold, retired, or otherwise disposed of are removed from the accounts, and the resulting gains or losses are reflected in earnings.

Long-lived assets — In accordance with Statement of Financial Accounting Standards ("SFAS") No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets," the Company tests long-lived assets for recoverability whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. No impairment charges were recorded in 2002, 2001, and 2000.

Software development costs meeting recoverability tests are capitalized, under SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed," and amortized on a product-by-product basis over their economic life, ranging from three to five years, or the ratio of current revenues to current and anticipated revenues from such software, whichever provides the greater amortization. The Company periodically reviews the carrying value of capitalized software development costs and impairments are recognized in the results of operations when the expected future non-discounted operating cash flow derived from the capitalized software is less than its carrying value. No charges for impairment were required in 2002, 2001 and 2000.

Revenue recognition — Revenue is derived from the sale of computer software products and from related maintenance contracts. The Company recognizes revenue in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition", and related interpretations. Revenue from the sale of computer software products is recognized upon delivery and acceptance of the product. The selling price is fixed and determinable, and collectibility of the receivable is probable. The Company estimates the value of post-contract customer support, sold together with the computer software products, by reference to published price lists which generally represent the prices at which customers could purchase renewal contracts for such services. Revenue from maintenance contracts is recognized ratably over the term of the contract. Costs related to maintenance obligations are expensed as incurred. Revenue from training, support and other services is recognized as the services are performed.

Income taxes are provided on the income earned in the financial statements. In accordance with SFAS 109, "Accounting for Income Taxes," the Company applies the liability method of accounting for income taxes, under which deferred income taxes are provided to reflect the impact of "temporary differences" between the amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws and regulations. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets unless it is more likely than not that such assets will be realized.

Net income (or loss) per common share ("EPS") is computed in accordance with the provisions of SFAS No. 128, "Earnings Per Share." Basic EPS is computed by dividing net earnings (loss) by weighted average shares outstanding. Diluted EPS includes the dilutive effect of stock options and warrants issued. There were no dilutive effects of stock options and warrants in 2002, 2001, or 2000, which totaled 3,493,536, 3,818,756 and 2,815,254, respectively, as the effect would be anti-dilutive.

Comprehensive Income — Comprehensive income includes all changes in stockholders' equity during the period except those resulting from investments by owners and distribution to owners. The Company's comprehensive income includes net loss or earnings.

Research and Development Costs — Research and development costs, other than certain software development costs previously disclosed in Note 1, are expensed as incurred.

Reclassifications — Certain prior year balances have been reclassified to conform with current year presentation, including the reclassification of a liability related to stock options totaling $1,278,160 as of December 31, 2001 to additional paid-in capital.

Stock-Based Compensation — In 2002, the Company adopted SFAS No. 148, "Accounting for Stock-Based Compensation – Transition and Disclosure." This standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, the standard also requires prominent disclosures in the Company's financial statements about the method of accounting used for stock-based employee compensation, and the effect of the method used when reporting financial results.

The Company accounts for stock-based compensation in accordance with SFAS No. 123, "Accounting for Stock-Based Compensation." As permitted by SFAS No. 123, the Company continues to measure compensation for such plans using the intrinsic value based method of accounting, prescribed by Accounting Principles Board (APB), Opinion No. 25, "Accounting for Stock Issued to Employees." Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards consistent with the method of SFAS No. 123, the Company's net loss per share would have been adjusted to the pro forma amounts indicated below:

		2002	2001	2000
Net loss	As reported	$ (2,008,443)	$(1,802,457)	$(6,858,645)
	Pro forma	$ (2,503,735)	$(3,182,088)	$(9,166,081)
Net loss per common share	As reported			
	Basic	$ (0.24)	$ (0.22)	$ (0.85)
	Diluted	$ (0.24)	$ (0.22)	$ (0.85)
	Pro forma			
	Basic	$ (0.30)	$ (0.39)	$ (1.13)
	Diluted	$ (0.30)	$ (0.39)	$ (1.13)

For purposes of the disclosure above, the fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2002, 2001, and 2000.

	2002	2001	2000
Dividend yield	–	–	–
Expected volatility	137.65%	85.90%	66.98%
Risk-free interest rate	4.25%	4.95%	6.24%
Expected life	5 years	7 years	7 years

New Accounting Prounouncement — In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. Examples of costs covered by the standard included lease terminations costs and certain employee severance costs that are associated with a restructuring, discontinued operation, plant closing, or other exit or disposal activity. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002.

2. INVENTORIES

The major classifications of inventories as of December 31, 2002 and 2001 are:

	2002	2001
Purchased parts and components	$ 75,402	$ 119,107
Work in process	10,344	32,394
Finished goods	6,530	3,658
	$ 92,276	$ 155,159

3. PROPERTY AND EQUIPMENT

The major classifications of property and equipment as of December 31, 2002 and 2001 are:

	2002	2001
Machinery and equipment	$ 788,131	$ 795,098
Computer hardware and software	2,715,527	2,706,067
Furniture and fixtures	1,770,032	1,776,552
Leasehold improvements	1,382,559	1,382,559
	$ 6,656,249	$ 6,660,276

Depreciation expense was approximately $535,000, $799,000 and $886,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

4. ENGINEERING AND SOFTWARE DEVELOPMENT EXPENDITURES

Engineering and software development expenditures incurred during the years ended December 31, 2002, 2001 and 2000 were recorded as follows:

	2002	2001	2000
Engineering and software development expense included in the consolidated statements of operations	$ 2,868,188	$ 2,946,350	$ 5,145,352
Amounts capitalized and included in the consolidated balance sheets	–	1,161,888	902,379
Total expenditures for engineering and software development	$ 2,868,188	$ 4,108,238	$ 6,047,731

Additionally, the Company recorded amortization of capitalized software development costs of approximately $915,000, $605,000, and $1,020,000 for the years ended December 31, 2002, 2001 and 2000, respectively. Such amortization is included in cost of sales in the consolidated statements of operations.

5. BENEFIT PLANS

The Company sponsors an employee incentive savings plan under section 401(k) for all eligible employees. The Company's contributions to the plan are discretionary. There have been no contributions to the plan in 2000, 2001 or 2002.

The Company also sponsors an unfunded Supplemental Executive Retirement Program, which is a nonqualified plan that provides certain key employees defined pension benefits. Periodic pension expense for the years ended December 31, 2002, 2001 and 2000 consists of the following:

	2002	2001	2000
Service cost	$ 48,010	$ 92,009	$ 320,413
Interest cost	265,332	250,435	215,210
Net amortization and deferral	86,883	86,883	86,883
Pension expense	$ 400,225	$ 429,327	$ 622,506

A reconciliation of the pension plan's funded status with amounts recognized in the Company's consolidated balance sheets is as follows:

	2002	2001
Actuarial present value of projected benefit obligation	$ 3,625,000	$ 3,470,039
Plan assets	–	–
Projected benefit obligation in excess of plan assets	3,625,000	3,470,039
Prior service cost not yet recognized in net periodic pension cost	(739,888)	(826,772)
Additional minimum liability	739,888	826,772
Accrued pension obligation	$ 3,625,000	$ 3,470,039

Included in the pension assets caption in the consolidated balance sheets as of December 31, 2002 and 2001 is an intangible asset of $739,888 and $826,772, respectively, related to the minimum liability adjustment for the unfunded accumulated benefit obligation.

The discount rate and rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 6.75% and 3% respectively, for 2002 and 7% and 3% respectively for 2001.

The Company maintains life insurance covering certain key employees under its Supplemental Executive Retirement Program with the Company named as beneficiary. The Company intends to use death benefits as well as loans against the accumulating cash surrender value of the policies to fund the pension obligation.

6. STOCKHOLDERS' EQUITY

The Company maintains a private equity line of credit agreement with a single institutional investor. Under the equity line, the Company has the right to sell to the investor shares of the Company's common stock at a price equal to 94% of the average bid price of the stock for the prior ten trading days. During the term of the agreement the Company may sell up to $6 million of common stock to the investor with no more than $500,000 of common stock in any single month. There were no shares of common stock sold to this investor during 2001 or 2002. During 2000, the Company sold 8,400 shares of common stock to this investor, realizing net proceeds of $23,688. This agreement extends through August 31, 2004.

The Company has reserved 650,000 shares of its common stock for issuance under its 1993 Stock Option Plan and 2,500,000 shares of common stock under its 1998 Stock Option Plan. Both plans provide for options, which may be issued as nonqualified or qualified incentive stock options. All options granted are exercisable in increments of 20 - 100% per year beginning one year from the date of grant. All options granted to employees have a ten year term.

A summary of stock option and warrant transactions for the years ended December 31, 2002, 2001 and 2000 is shown below:

Options	2002 SHARES	2002 WEIGHTED AVERAGE PRICE	2001 SHARES	2001 WEIGHTED AVERAGE PRICE	2000 SHARES	2000 WEIGHTED AVERAGE PRICE
Shares under option, beginning of year	3,725,875	$ 2.82	2,700,510	$ 4.38	2,181,520	$ 4.76
Options granted	152,750	0.49	1,482,050	0.52	1,131,550	4.70
Options exercised	–	–	–	–	(20,536)	2.36
Options terminated	(449,790)	3.77	(456,685)	4.58	(592,024)	6.44
Shares under option, end of year	3,428,835	$ 2.59	3,725,875	$ 2.82	2,700,510	$ 4.38
Shares exercisable	2,662,653	$ 2.28	1,386,660	$ 3.71	893,371	$ 4.05
Weighted average fair value of options granted	$ 0.52		$ 0.50		$ 4.70	
Warrants						
Warrants outstanding, beginning of year	92,881	$ 5.31	114,744	$ 5.92	78,045	$ 7.68
Warrants granted	–	–	–	–	50,000	3.12
Warrants exercised	–	–	–	–	–	–
Warrants expired	(28,180)	8.74	(21,863)	8.51	(13,301)	5.74
Warrants outstanding, end of year	64,701	$ 3.82	92,881	$ 5.31	114,744	$ 5.92

Prior to January 1, 2000, the Company's President and Chief Executive Officer purchased the Company's common stock in exchange for a note receivable issued by the Company. The principal balance due on the note receivable totaling $87,829 was forgiven by the Company's Board of Directors in 2002. Accordingly, the Company has reduced the note receivable with a corresponding charge against the Company's statement of operations for the year ended December 31, 2002.

7. SALES INFORMATION

Sales to one customer were approximately $1,609,000 or 14% of the Company's total sales in 2002. Sales to this same customer were approximately $3,488,000 or 28% of the Company's total sales in 2001 and approximately $7,394,000 or 45% of the Company's total sales in 2000.

Export sales to unaffiliated customers, primarily in Canada, Europe and South America, were approximately $427,000, $793,000, and $1,990,000 in 2002, 2001, and 2000 respectively.

8. INCOME TAXES

The income tax provision includes the following:

	2002	2001	2000
Current income tax expense:			
Federal	–	–	–
State	–	–	–
	$ –	$ –	$ –
Deferred income tax provision (benefit):			
Federal	(519,823)	(677,271)	(2,000,921)
State	(93,224)	(58,893)	(173,993)
Increase in valuation allowance	613,047	736,164	2,174,914
	$ –	$ –	$ –

The income tax provision differs from those computed using the statutory federal tax rate of 34%, due to the following:

	2002	2001	2000
Tax benefit at statutory federal rate	$ (682,871)	$ (612,835)	$ (2,331,939)
State taxes, net of federal tax benefit	(93,224)	(46,307)	(69,425)
Merger costs	–	–	209,300
Increase in valuation allowance	613,047	736,164	2,174,914
Other	(7,703)	9,397	17,150
General business credits	170,751	(85,348)	–
	$ -0-	$ 1,071	$ -0-

Deferred income taxes recorded in the consolidated balance sheets results from differences between financial statement and tax reporting of income and deductions. A summary of the composition of the deferred income tax assets (liabilities) follows:

	2002	2001
General business credits	$ 1,336,671	$ 1,537,095
Net operating losses	3,968,515	3,987,290
Deferred compensation	1,524,947	1,181,061
Alternative minimum tax credits	322,216	322,216
Inventory	88,732	88,552
Accounts receivable	29,600	5,017
Capitalized software	(588,320)	(926,908)
Fixed assets	(420,703)	(450,617)
Other	191,421	125,998
New York State ITC	99,251	69,579
	6,552,330	5,939,283
Valuation allowance	(6,552,330)	(5,939,283)
Net deferred asset (liability)	$ -0-	$ -0-

The Company has $10,725,717 of net operating loss carryforwards available as of December 31, 2002. Of that total, $682,000 is limited to a utilization of approximately $100,000 annually. The carryforwards expire in varying amounts in 2011 through 2022. The valuation allowance has increased by $613,047 during the year ended December 31, 2002.

The Company's tax credit carryforwards as of December 31, 2002 are as follows:

Description	Amount	Expiration Dates
General business credits	$ 1,336,671	2003 – 2020
New York State investment tax credits	$ 99,251	2003 – 2015
Alternative minimum tax credits	$ 322,216	No expiration date

Cash paid for income taxes during the years ended December 31, 2002, 2001 and 2000 totaled $1,568, $1,425, and $11,705 respectively.

9. COMMITMENTS AND CONTINGENCIES

Lease Obligations — The Company leases current manufacturing and office facilities and certain equipment under operating leases, which expire at various dates. Rent expense under all operating leases (exclusive of real estate taxes and other expenses payable under the leases) was approximately $615,000, $616,000, and $621,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

Minimum lease payments as of December 31, 2002 under capital and operating leases are as follows:

Year Ending December 31,	Capital Leases	Operating Leases	Total
2003	$ 19,370	$ 688,315	$ 707,685
2004	8,069	491,080	499,149
2005	0	433,165	433,165
2006	0	433,165	433,165
2007	0	360,971	360,971
Thereafter	0	0	0
	$ 27,439	$ 2,406,696	$ 2,434,135

Less: Amounts representing interest	(2,705)
Present value of minimum capital lease payments	24,734
Less: Current Portion	(17,334)
	$ 7,400

Legal Matters — The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liability will not have a material adverse effect on the Company's financial condition or results of operations.

10. OTHER EXPENSES

On January 7, 2000, the Company completed its merger with The Angeles Group (TAG), a supplier of telemanagement software systems for large enterprises. The transaction was structured as a stock-for-stock merger with the shareholders of TAG receiving 360,850 shares of the Company's common stock, which represented an aggregate value of approximately $4,060,000, assuming a per share amount of $11.25. In addition, VERAMARK assumed and paid debt of TAG totaling approximately $1.1 million. Transaction related broker, accounting, and legal fees of $598,942 are included in the accompanying consolidated statement of operations for 2000.

11. OTHER INCOME

On March 26, 2001, the Company completed the sale of Verabill, its billing and customer care product line, to MIND CTI Ltd. Of Yokneam, Israel. The net proceeds from the sale were $941,000, representing cash received at closing of $1,000,000, less transaction related fees and expenses of $59,000. After all fees, expenses, and the write-off of remaining capitalized software associated with the Verabill product line, the Company recognized a net gain on the transaction of $315,676.

12. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial information for the years ended December 31, 2002 and 2001 is as follows:

	Three Months Ended			
	March 31	June 30	September 30	December 31
2002				
Net sales	$ 2,638,840	$ 3,068,105	$ 2,672,629	$ 2,761,933
Gross profit	$ 2,098,980	$ 2,443,566	$ 2,115,060	$ 2,187,474
Net loss	$ (633,129)	$ (334,093)	$ (627,806)	$ (413,415)
Net loss per share				
- Basic	$ (0.08)	$ (0.04)	$ (0.07)	$ (0.05)
- Diluted	$ (0.08)	$ (0.04)	$ (0.07)	$ (0.05)
2001				
Net sales	$ 3,324,315	$ 3,297,719	$ 3,003,438	$ 2,887,218
Gross profit	$ 2,778,620	$ 2,779,645	$ 2,464,623	$ 2,322,887
Net loss	$ (382,473)	$ (491,701)	$ (443,218)	$ (485,065)
Net loss per share				
- Basic	$ (0.05)	$ (0.06)	$ (0.05)	$ (0.06)
- Diluted	$ (0.05)	$ (0.06)	$ (0.05)	$ (0.06)

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Veramark Technologies, Inc.
Rochester, New York

We have audited the accompanying consolidated balance sheet of Veramark Technologies, Inc. and subsidiary as of December 31, 2002, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit. The financial statements of the Company as of December 31, 2001, and for each of the two years in the period December 31, 2001 were audited by other auditors whose report, dated February 7, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Veramark Technologies, Inc. and subsidiary at December 31, 2002, and the results of their operations and their cash flows for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.



Deloitte & Touche LLP
Rochester, New York
February 14, 2003

Corporate Information

Board of Directors

David G. Mazzella
President, Chief Executive Officer
Chairman of the Board
Veramark Technologies, Inc.

Charles A. Constantino
Executive Vice President
PAR Technology Corporation
New Hartford, New York

John E. Gould
Partner
Thompson Hine, LLP
New York, New York

William J. Reilly
Retired Chief Operating Officer
Checkpoint Systems, Inc.
Thorofare, New Jersey

James R. Scielzo
Retired Senior Vice President
Chief Technology Officer
Young & Rubicam, Inc.
New York, New York

Senior Management

David G. Mazzella
President, Chief Executive Officer
Chairman of the Board

Ronald C. Lundy
Treasurer

Jeffery W. Howe
Vice President, Sales Division

Martin LoBiondo
Vice President, Engineering &
Development Division

Douglas F. Smith
Vice President, Operations

Paul T. Babarik
Vice President, Avaya Sales

Allison D. O'Malley
Director of Marketing

Renee F. Peters
Director of Personnel Services

Brian L. Sherry
Director of Product Management

Principal Corporate Offices

Veramark Technologies, Inc.
3750 Monroe Avenue
Pittsford, New York 14534
585.381.6000

Veramark Technologies, Inc.
West Coast Office
31280 Oak Crest Drive, Suite 3
Westlake Village, CA 91361
818.707.3900

Transfer Agent **American Stock Transfer & Trust Company**
59 Maiden Lane • New York, New York 10038 • 800.937.5449
Internet Web Site **www.veramark.com** • Market for common stock NASDAQ symbol: **VERA.OB**


Veramark

3750 Monroe Avenue • Pittsford, New York 14534 USA
Phone: 1.585.381.6000 • Fax: 1.585.383.6800 • www.veramark.com